Exhibit 99.1

Cheetah Mobile Announces Second Quarter 2016

Unaudited Consolidated Financial Results

Beijing, China, August 19, 2016 — Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading mobile internet company that provides mission critical applications to help make the internet and mobile experience speedier, simpler, and safer for users worldwide, today announced its unaudited consolidated financial results for the second quarter of 2016.

Second Quarter 2016 Highlights

•                      Total revenues increased by 18.1% year-over-year to RMB1,046.7 million (US$157.5 million), exceeding the Company’s previous guidance of RMB975 million to RMB1,000 million. The better-than-expected results in total revenues was primarily driven by the Company’s strategies to rejuvenate revenue growth in 2016, including refreshing its app products and ad layouts as well as improving its direct sales programs.

•                      Mobile revenues increased by 36.7% year-over-year to RMB772.3 million (US$116.2 million). Mobile revenues accounted for 73.8% of total revenues.

•                      Overseas revenues1 increased by 25.3% year-over-year to RMB560.7 million (US$84.4 million). Overseas revenues accounted for 53.6% of total revenues and 72.6% of mobile revenues.

•                      Content-driven products made solid progress in the second quarter of 2016, particularly in the U.S. market. According to App Annie’s July 2016 data, News Republic, a global mobile news service operator recently acquired by the Company, was ranked as one of the top three news & magazine apps in the U.S. on Google Play. Live.me, the Company’s recently launched live streaming app, was ranked as one of the top five social apps in the U.S. on Google Play. In early August, Live.me was also ranked as one of the top ten social networking apps in the U.S. on Apple App Store.

Second Quarter 2016 Key Operating Metrics

•                      The number of mobile monthly active users (“Mobile MAUs”) was 623 million in June 2016. The number of mobile MAUs from overseas markets accounted for 79.4% of total mobile MAUs in June 2016.

•                  Total global mobile user installations was 3,099 million as of June 30, 2016.

1       Overseas revenues refers to revenues generated by the Company’s operating legal entities incorporated outside the People’s Republic of China (excluding Hong Kong, Macau and Taiwan for the purposes of this press release), or the PRC. Such revenues are primarily attributable to customers located outside the PRC.

Mr. Sheng Fu, Cheetah Mobile’s Chief Executive Officer, stated, “We are pleased that the initiatives we have implemented to rejuvenate sustainable growth for our company are starting to bear fruit. In the second quarter of 2016, we achieved better-than-expected total revenue growth. We expect revenues to resume its sequential growth trends in the second half of 2016, primarily driven by steady and sustained revenue growth generated by our existing utility apps. Additionally, we further expanded our content-driven product portfolio to include news service, short video, live streaming and casual gaming. Most notably, two of our content-driven products, News Republic and Live.me, demonstrated strong performance over the past quarter, particularly in the U.S. market. According to App Annie’s July data, News Republic, our newly acquired global mobile news service operator with thousands of high-profile media partners worldwide, was ranked as one of the top 3 news & magazine apps in the U.S. on Google Play. Live.me, a live streaming app, was ranked as one of the top 5 social apps in the U.S. on Google Play in July and was ranked as one of the top 10 social networking apps in the U.S. on Apple App Store in early August. While we don’t want to downplay the challenges we face in our transformation from a utility app based mobile company to a content-driven mobile company, our initial success proves that we are on the right track and is progressing according to plans. Going forward, we will continue to leverage our over 600 million mobile MAUs to support our content strategy, deliver more personalized and relevant content to our users, and build Cheetah into one of the world’s leading mobile Internet companies. ”

Mr. Andy Yeung, Cheetah Mobile’s Chief Financial Officer, commented, “Our total revenues this quarter increased to RMB1,047 million, which well exceeded our guidance and was primarily driven by the success of our strategies to rejuvenate revenue growth in 2016, including plans to refresh our app products and ad layouts as well as improve our direct sales programs. On the cost side, we have also implemented stricter controls and more efficient management of our product promotion strategies. We expect these initiatives to continue to help sustain our growth and improve our financial recovery in the coming quarters. Looking ahead, we remain focused on aggressively executing on our content strategy to establish a sustainable and profitable growth model for the long term. We are confident that by doing so, we will be well positioned to grow our business and deliver additional value to all of our shareholders.”

Second Quarter 2016 Consolidated Financial Results

REVENUES

Total revenues increased by 18.1% to RMB1,046.7 million (US$157.5 million) in the second quarter of 2016 from RMB886.2 million in the prior year period. This increase was primarily driven by the Company’s organic business growth, which was attributable to the Company’s larger global mobile user base compared to the prior year period and its continued improvements in mobile monetization.

•                      Revenues from online marketing services increased by 24.0% to RMB939.1 million (US$141.3 million) in the second quarter of 2016 from RMB757.2 million in the prior year period. Mobile advertising revenues represented approximately 77.9% of online marketing revenues in the quarter, as compared with approximately 66.7% in the prior year period. The increase in mobile advertising revenues was driven by the Company’s larger global mobile user base compared to the prior year period, and higher demand from advertisers, including third-party advertising platforms, for the Company’s mobile advertising services worldwide, as well as the improved monetization of light causal games through in-game advertising.

•                      Revenues from internet value added services (“IVAS”) were RMB79.6 million (US$12.0 million) in the second quarter of 2016, as compared with RMB109.3 million in the prior year period. The year-over-year decrease was due to the decline of mobile game publishing revenues in China, which was offset by the Company’s growth in overseas markets.

•                      Revenues from internet security services and others increased by 41.5% to RMB27.9 million (US$4.2 million) in the second quarter of 2016 from RMB19.7 million in the prior year period. The year-over-year increase was primarily driven by higher internet software licensing revenues from Kingsoft Japan.

By platform, revenues generated from mobile business increased by 36.7% to RMB772.3 million (US$116.2 million) from RMB565.1 million in the prior year period. This increase was primarily driven by the Company’s larger global mobile user base, and the higher popularity of the Company’s mobile marketing services worldwide.

By region, revenues generated from overseas markets increased by 25.3% to RMB560.7 million (US$84.4 million) from RMB447.5 million in the prior year period. This increase was primarily driven by the Company’s larger overseas mobile user base and improvements in overseas monetization compared with the prior year period.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 58.4% to RMB354.7 million (US$53.4 million) in the second quarter of 2016 from RMB223.9 million in the prior year period. This increase was primarily driven by increased investments in content for the Company’s content-driven products, higher traffic acquisition costs associated with the Company’s third-party advertising publishing business on the Cheetah Ad Platform, and higher bandwidth and internet data center costs associated with increased user traffic worldwide and data analytics.

Gross profit increased by 4.5% to RMB692.0 million (US$104.1 million) in the second quarter of 2016 from RMB662.3 million in the prior year period.

OPERATING INCOME/LOSS AND EXPENSES

Total operating expenses increased by 19.5% to RMB755.0 million (US$113.6 million) in the second quarter of 2016 from RMB632.0 million in the prior year period. Total non-GAAP operating expenses increased by 15.6% to RMB666.6 million (US$100.3 million) from RMB576.6 million in the prior year period.

•                      Research and development expenses increased by 54.9% to RMB227.5 million (US$34.2 million) from RMB146.9 million in the prior year period, primarily driven by an increase in personnel-related costs and share-based compensation expenses. The increase in personnel costs associated with research and development was primarily driven by the Company’s increased investments in big data analytics and new product development, particularly the development of new content-driven mobile applications and services. Non-GAAP research and development expenses, which exclude share-based compensation expenses, increased by 37.5% to RMB178.1 million (US$26.8 million) from RMB129.5 million in the prior year period.

•                      Selling and marketing expenses increased by 16.2% to RMB407.2 million (US$61.3 million) from RMB350.3 million in the prior year period, primarily driven by higher expenses on promotional activities for the Company’s content-driven products, as well as on sales and marketing personnel as a result of the Company’s strategy to expand direct sales operations. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, increased by 16.9% to RMB405.9 million (US$61.1 million) from RMB347.2 million in the prior year period.

•                      General and administrative expenses increased by 33.0% to RMB160.7 million (US$24.2 million) from RMB120.9 million in the prior year period. The year-over-year growth was primarily driven by an increase in expenses associated with higher headcount, share-based compensation expenses and staff benefits. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, increased by 43.0% to RMB123.0 million (US$18.5 million) from RMB86.0 million in the prior year period.

•                      Other operating income was RMB40.4 million (US$6.1 million) for the second quarter 2016, which primarily consisted of government grants, subsidies and financial incentives that the Company received for its operations that were not subsidies for research and development projects.

Operating loss was RMB63.0 million (US$9.5 million), as compared with an operating profit of RMB30.3 million in the prior year period.

Non-GAAP operating profit was RMB25.5 million (US$3.8 million), as compared with RMB86.4 million in the prior year period.

Share-based compensation expenses increased by 57.8% to RMB88.6 million (US$13.3 million) from RMB56.1 million in the prior year period.

OTHER EXPENSES

The Company recognized impairment losses of long-term investments of RMB95.2 million (US$14.3 million) for the second quarter of 2016, primarily driven by one-time non-cash write downs in certain investment assets, which the Company considered other-than-temporary, to their fair value. These write-downs were a result of lower-than-expected performance and financial position of the Company’s investees, including a web game developer as well as a global social and mobile advertising software provider.

NET LOSS ATTRIBUTABLE TO CHEETAH MOBILE SHAREHOLDERS

Net loss attributable to Cheetah Mobile shareholders was RMB150.5 million (US$22.6 million) in the second quarter of 2016, as compared with net income attributable to Cheetah Mobile shareholders of RMB60.1 million in the prior year period. The decline in net income was partly attributable to increased investments in content-driven products and an RMB95.2 million net impairment loss of investments.

Non-GAAP net loss attributable to Cheetah Mobile shareholders was RMB61.9 million (US$9.3 million), as compared with Non-GAAP net income attributable to Cheetah Mobile shareholders of RMB116.2 million in the prior year period.

NET LOSSES PER ADS

Diluted losses per ADS in the second quarter of 2016 was RMB1.08 (US$0.16), as compared with diluted earnings per ADS of RMB0.42 in the prior year period.

Non-GAAP dilute losses per ADS in the second quarter of 2016 was RMB0.44 (US$0.07), as compared with Non-GAAP diluted earnings per ADS of RMB0.81 in the prior year period.

ADJUSTED EBITDA

Adjusted EBITDA (Non-GAAP) decreased by 46.0% to RMB67.6 million (US$10.2 million) from RMB125.3 million in the prior year period.

CASH AND CASH EQUIVALENTS, RESTRICTED CASH AND SHORT-TERM INVESTMENTS BALANCE

As of June 30, 2016, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB1,421.1 million (US$213.8 million).

SHARES ISSUED AND OUTSTANDING

As of June 30, 2016, the Company had a total of 1,425,162,680 Class A and Class B ordinary shares issued and outstanding. One ADS represents 10 Class A ordinary shares.

Recent Developments

Acquisition on News Republic

During the second quarter of 2016, Cheetah Mobile acquired News Republic, a global mobile news service operator, for a total consideration of up to US$57 million. Headquartered in Bordeaux and San Francisco, News Republic leverages editorial, algorithmic and community intelligence to offer a sharp and wide perspective on the world by enhancing relevance and discoverability in custom news flows. Readers can gain access to articles, videos and photos from thousands of high-profile media partners around the world. News Republic is available in 37 languages and 40 editions. Users can download the app from both the Google Play Store and the Apple App Store, and the app is also preloaded on certain popular smartphones brands. News Republic has received multiple Best News App awards globally, including the Best Media and Publishing App at MWC 2015, as well as the Editors Choice and Super Developer on Google Play and recognition of “Great Apps” and “Best of AppStore” on iOS. News Republic is now a wholly owned subsidiary of Cheetah Mobile, and the News Republic app will continue to operate independently while receiving development assistance and improvements from the global Cheetah Mobile team.

Disposal of Suzhou Jiangduoduo

During the second quarter of 2016, Cheetah Mobile disposed of its 65% interest in Suzhou Jiangduoduo (“JDD”) and realized a gain on disposal of RMB13.6 million (US$2.0 million). JDD is engaged in online lottery sales business in China, which has been suspended since March 2015 in response to the PRC government’s regulatory measures.

Departure of Chief Marketing Officer

Mr. Xinhua Liu, Chief Marketing Officer of Cheetah Mobile, resigned from his position for personal reasons, effective July 11, 2016.

Update on Share Repurchase Program

On March 16, 2016, the Company’s Board of Directors authorized a share repurchase plan, pursuant to which the Company may repurchase its own issued and outstanding ADSs with an aggregate value of up to US$100 million from the open market, in negotiated transactions off the market, or through other legally permissible means in accordance with applicable securities laws from time to time within one year after March 16, 2016. The share repurchase plan does not require the Company to acquire a specific number of ADSs. As of August 18, 2016, the Company had repurchased a total of 2,536,808 ADSs, representing 25,368,080 Class A ordinary shares, at an average price of $10.7483 per ADS.

Business Outlook

For the third quarter of 2016, the Company expects its total revenues to be between RMB1,100 million (US$166 million) and RMB1,150 million (US$173 million), representing an estimated year-over-year growth of 7% to 12%, and quarter-over-quarter growth of 5% to 10%. This estimate represents management’s preliminary view as of the date of this release, which is subject to change and any change could be material.

Conference Call Information

Company will hold a conference call on Friday, August 19, 2016 at 8:00 am Eastern Time or 8:00 pm Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272
United States Toll Free:	+1-888-346-8982
China Toll Free:	4001-201203
Hong Kong Toll Free:	800-905945
Conference ID:	Cheetah Mobile

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cmcm.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this press release were made at a rate of RMB6.6459 to US$1.00, the exchange rate in effect as of June 30, 2016 as set forth in the H. 10 statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

About Cheetah Mobile Inc.

Cheetah Mobile is a leading mobile internet company. It aims to provide the best apps for mobile users worldwide, while building a leading global mobile ad platform for advertisers.

Cheetah Mobile had approximately 623 million global mobile monthly active users in June 2016. Its mission critical applications, including Clean Master, CM Security, Battery Doctor and Duba Anti-virus, help make the internet and mobile experience speedier, simpler, and safer for users worldwide. The Company also provides multiple user traffic entry points and global content promotional channels capable of delivering targeted content to hundreds of millions of users. Its customers include direct advertisers and mobile advertising networks through which advertisers place their advertisements.

Safe Harbor Statement

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement Cheetah Mobile’s consolidated financial information presented in accordance with U.S. GAAP, Cheetah Mobile uses the following non-GAAP financial measures:

•          Non-GAAP operating expenses reflect operating expenses excluding share-based compensation expenses.

•          Non-GAAP operating profit reflects operating profit excluding share-based compensation expenses.

•          Non-GAAP net income (losses) attributable to Cheetah Mobile shareholders is net income attributable to Cheetah Mobile shareholders excluding share-based compensation expenses.

•          Non-GAAP diluted earnings (losses) per ADS is non-GAAP net income (loss) attributable to Cheetah Mobile shareholders divided by weighted average number of diluted ADSs.

•          Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses.

The Company believes that separate analysis and exclusion of share-based compensation expenses and the use of Adjusted EBITDA add clarity to the constituent parts of its performance from the cash perspective. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Cheetah Mobile Inc. Reconciliations of GAAP and Non-GAAP Results” and “Cheetah Mobile Inc. Reconciliation of Net Income (Loss) Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)” at the end of this release.

Investor Relations Contact

Cheetah Mobile Inc.

Helen Jing Zhu

Tel: +86 10 6292 7779 ext. 1600

Email: IR@cmcm.com

ICR, Inc.

Jessie Fan

Tel: +1 (646) 417-5395

Email: IR@cmcm.com

Cheetah Mobile Inc.

Condensed Consolidated Balance Sheets

(Unaudited, in ‘000)

	As of
	December 31, 2015	June 30, 2016	June 30, 2016
	RMB	RMB	USD
	(As adjusted, unaudited) (a)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,843,233	883,721	132,972
Restricted cash	156,161	156,822	23,597
Short-term investments	29,234	380,597	57,268
Accounts receivable	633,440	581,952	87,566
Prepayments and other current assets	360,004	440,042	66,213
Due from related parties	60,794	80,756	12,151
Deferred tax assets	5,101	8,874	1,335
Total current assets	3,087,967	2,532,764	381,102

Non-current assets:
Property and equipment, net	121,241	131,990	19,860
Intangible assets, net	233,092	266,723	40,133
Goodwill	617,863	953,572	143,483
Investment in equity investees	124,708	103,775	15,615
Other long-term investments	700,113	920,427	138,495
Deferred tax assets	12,843	19,732	2,969
Other non-current assets	28,724	24,652	3,709
Total non-current assets	1,838,584	2,420,871	364,264

Total assets	4,926,551	4,953,635	745,366

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Bank loans	130,273	344,450	51,829
Accounts payable	137,883	186,819	28,110
Accrued expenses and other current liabilities	1,308,717	1,107,800	166,689
Redemption right liabilities	474	866	130
Deferred revenue	56,070	56,933	8,567
Due to related parties	56,932	69,180	10,409
Income tax payable	29,822	47,119	7,090
Deferred tax liabilities	414	—	—
Total current liabilities	1,720,585	1,813,167	272,824

Non-current liabilities:
Bank loans	10,523	69,209	10,414
Deferred revenue	8,166	8,062	1,213
Deferred tax liabilities	99,006	102,478	15,420
Other non-current liabilities	73,826	33,123	4,984
Total non-current liabilities	191,521	212,872	32,031

Total liabilities	1,912,106	2,026,039	304,855

Shareholders’ equity:
Ordinary shares	226	229	34
Treasury stock	—	(178,991)	(26,933)
Additional paid-in capital	2,414,706	2,589,594	389,653
Retained earnings	317,818	178,073	26,794
Accumulated other comprehensive income	121,317	165,332	24,878
Total Cheetah Mobile shareholders’ equity	2,854,067	2,754,237	414,426
Noncontrolling interests	160,378	173,359	26,085
Total equity	3,014,445	2,927,596	440,511

Total liabilities, noncontrolling interests and shareholders’ equity	4,926,551	4,953,635	745,366

Note:

(a) The above condensed consolidated balance sheets have been prepared as if the Kingsoft Japan had been owned and operated by the Cheetah Mobile throughout the periods presented in accordance with ASC 805-50. Kingsoft Japan became a subsidiary of the Company on January 29, 2016.

Cheetah Mobile Inc.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, in ‘000, except for per share data and number of shares and ADSs)

	For The Three Months Ended
	June 30, 2015	March 31, 2016	June 30, 2016	June 30, 2016
	RMB	RMB	RMB	USD
	(As adjusted, unaudited) (b)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	886,222	1,114,988	1,046,664	157,490
Online marketing services	757,170	992,279	939,125	141,309
Internet value-added services	109,308	102,268	79,601	11,977
Internet security services and others	19,744	20,441	27,938	4,204

Cost of revenues (a)	(223,929)	(321,010)	(354,710)	(53,373)
Gross profit	662,293	793,978	691,954	104,117

Operating income and expenses:
Research and development (a)	(146,875)	(207,462)	(227,496)	(34,231)
Selling and marketing (a)	(350,323)	(443,782)	(407,206)	(61,272)
General and administrative (a)	(120,878)	(133,085)	(160,735)	(24,186)
Impairment of goodwill and intangible assets	(20,216)	(2,350)	—	—
Other operating income	6,340	14,948	40,446	6,086
Total operating income and expenses	(631,952)	(771,731)	(754,991)	(113,603)

Operating profit (loss)	30,341	22,247	(63,037)	(9,486)
Other income (expense):
Interest income, net	4,028	3,387	2,715	409
Changes in fair value of redemption right and put options granted	167	20	(308)	(46)
Settlement and changes in fair value of contingent consideration	2,677	(683)	(664)	(100)
Foreign exchange (loss) gain, net	(188)	(1,362)	486	73
Impairment of investments	—	—	(95,206)	(14,326)
Losses from equity method investments	(6,846)	(7,731)	(6,070)	(913)
Other income, net	35,777	651	17,620	2,651

Income (Loss) before taxes	65,956	16,529	(144,464)	(21,738)
Income tax expenses	(9,646)	(2,998)	(1,964)	(296)
Net income (loss)	56,310	13,531	(146,428)	(22,034)
Less: net (loss) income attributable to noncontrolling interests	(3,786)	2,826	4,022	605
Net income (loss) attributable to Cheetah Mobile shareholders	60,096	10,705	(150,450)	(22,639)

Earnings (Losses) per share
Basic	0.04	0.01	(0.11)	(0.02)
Diluted	0.04	0.01	(0.11)	(0.02)

Earnings (Losses) per ADS
Basic	0.44	0.08	(1.08)	(0.16)
Diluted	0.42	0.07	(1.08)	(0.16)

Weighted average number of shares outstanding
Basic	1,374,275,098	1,392,324,511	1,391,355,172	1,391,355,172
Diluted	1,438,132,050	1,441,882,966	1,391,355,172	1,391,355,172
Weighted average number of ADSs used in computation
Basic	137,427,510	139,232,451	139,135,517	139,135,517
Diluted	143,813,205	144,188,297	139,135,517	139,135,517

Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	(7,352)	(6,473)	54,165	8,150
Unrealized gains (losses) on available-for-sale securities, net	7,161	1,215	(389)	(59)
Other comprehensive (loss) income	(191)	(5,258)	53,776	8,091
Total comprehensive income (loss)	56,119	8,273	(92,652)	(13,943)
Less: Total comprehensive (loss) income attributable to noncontrolling interests	(3,323)	4,234	7,117	1,071
Total comprehensive income (loss) attributable to Cheetah Mobile shareholders	59,442	4,039	(99,769)	(15,014)

(a) Share-based compensation expenses

	For The Three Months Ended
	June 30, 2015	March 31, 2016	June 30, 2016	June 30, 2016
	RMB	RMB	RMB	USD
(In ‘000)	(As adjusted, unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cost of revenues	744	339	140	21
Research and development	17,387	40,129	49,410	7,435
Selling and marketing	3,117	6,144	1,300	196
General and administrative	34,858	44,835	37,707	5,674
Total	56,106	91,447	88,557	13,326

Notes:

(b) The above condensed consolidated statements of comprehensive income have been prepared as if the Kingsoft Japan had been owned and operated by the Cheetah Mobile throughout the periods presented in accordance with ASC 805-50. Kingsoft Japan became a subsidiary of the Company on January 29, 2016.

Cheetah Mobile Inc.

Reconciliation of GAAP and Non-GAAP Results

(Unaudited, in’000, except for per share data and percentage)

	For The Three Months Ended June 2016
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net	Non-GAAP
	Result	Revenues	Compensation	Revenues	Result	Revenues	Result ($)
Revenues	1,046,664				1,046,664		157,490
Cost of revenues	(354,710)	33.9%	140	0.0%	(354,570)	33.9%	(53,352)
Gross profit	691,954	66.1%	140	0.0%	692,094	66.1%	104,138

Research and development	(227,496)	21.7%	49,410	4.7%	(178,086)	17.0%	(26,796)
Selling and marketing	(407,206)	38.9%	1,300	0.1%	(405,906)	38.8%	(61,076)
General and administrative	(160,735)	15.4%	37,707	3.6%	(123,028)	11.8%	(18,512)
Other operating income	40,446	3.9%	—	—	40,446	3.9%	6,086
Total operating income and expenses	(754,991)	72.1%	88,417	8.4%	(666,574)	63.7%	(100,298)

Operating (loss) profit	(63,037)	6.0%	88,557	8.5%	25,520	2.4%	3,840
Net loss attributable to Cheetah Mobile shareholders	(150,450)	14.4%	88,557	8.5%	(61,893)	5.9%	(9,313)

Diluted losses per ordinary share (RMB)	(0.11)		0.07		(0.04)
Diluted losses per ADS (RMB)	(1.08)		0.64		(0.44)
Diluted losses per ADS (USD)	(0.16)		0.09		(0.07)

	For The Three Months Ended March 2016
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenues	Compensation	Revenues	Result	Revenues
Revenues	1,114,988				1,114,988
Cost of revenues	(321,010)	28.8%	339	0.0%	(320,671)	28.8%
Gross profit	793,978	71.2%	339	0.0%	794,317	71.2%

Research and development	(207,462)	18.6%	40,129	3.6%	(167,333)	15.0%
Selling and marketing	(443,782)	39.8%	6,144	0.6%	(437,638)	39.3%
General and administrative	(133,085)	11.9%	44,835	4.0%	(88,250)	7.9%
Impairment of goodwill and intangible assets	(2,350)	0.2%	—	—	(2,350)	0.2%
Other operating income	14,948	1.3%	—	—	14,948	1.3%
Total operating income and expenses	(771,731)	69.2%	91,108	8.2%	(680,623)	61.0%

Operating profit	22,247	2.0%	91,447	8.2%	113,694	10.2%
Net income attributable to Cheetah Mobile shareholders	10,705	1.0%	91,447	8.2%	102,152	9.2%

Diluted earnings per ordinary share (RMB)	0.01		0.06		0.07
Diluted earnings per ADS (RMB)	0.07		0.64		0.71

	For The Three Months Ended June 2015
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenues	Compensation	Revenues	Result	Revenues
Revenues	886,222				886,222
Cost of revenues	(223,929)	25.3%	744	0.1%	(223,185)	25.2%
Gross profit	662,293	74.7%	744	0.1%	663,037	74.8%

Research and development	(146,875)	16.6%	17,387	2.0%	(129,488)	14.6%
Selling and marketing	(350,323)	39.5%	3,117	0.4%	(347,206)	39.2%
General and administrative	(120,878)	13.6%	34,858	3.9%	(86,020)	9.7%
Impairment of goodwill and intangible assets	(20,216)	2.3%	—	—	(20,216)	2.3%
Other operating income	6,340	0.7%	—	—	6,340	0.7%
Total operating income and expenses	(631,952)	71.3%	55,362	6.2%	(576,590)	65.1%

Operating profit	30,341	3.4%	56,106	6.3%	86,447	9.8%
Net income attributable to Cheetah Mobile Shareholders	60,096	6.8%	56,106	6.3%	116,202	13.1%

Diluted earnings per ordinary share (RMB)	0.04		0.04		0.08
Diluted earnings per ADS (RMB)	0.42		0.39		0.81

Cheetah Mobile Inc.

Reconciliation from Net Income (Loss) Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)

(Unaudited, in ‘000)

	For The Three Months Ended
	June 30, 2015	March 31, 2016	June 30, 2016	June 30, 2016
	RMB	RMB	RMB	USD
Net income (loss) attributable to Cheetah Mobile shareholders	60,096	10,705	(150,450)	(22,639)
Add:
Income tax expense	9,646	2,998	1,964	296
Interest income,net	(4,028)	(3,387)	(2,715)	(409)
Depreciation and amortization	38,867	37,076	42,126	6,339
Net (loss) income attributable to noncontrolling interests	(3,786)	2,826	4,022	605
Other non-operating (income) expense, net	(31,587)	9,105	84,142	12,661
Share-based compensation	56,106	91,447	88,557	13,326
Adjusted EBITDA	125,314	150,770	67,646	10,179

Cheetah Mobile Inc.

Revenues Generated from PC-based and Mobile-based Applications and Services

(Unaudited, in ‘000)

	For The Three Months Ended
	June 30, 2015	March 31, 2016	June 30, 2016	June 30, 2016
	RMB	RMB	RMB	USD
PC	321,107	288,398	274,329	41,278
Mobile	565,115	826,590	772,335	116,212
Total	886,222	1,114,988	1,046,664	157,490

Cheetah Mobile Inc.

Revenues Generated from Domestic and Overseas Markets

(Unaudited, in ‘000)

	For The Three Months Ended
	June 30, 2015	March 31, 2016	June 30, 2016	June 30, 2016
	RMB	RMB	RMB	USD
Domestic revenues	438,697	481,373	485,972	73,123
Overseas revenues	447,525	633,615	560,692	84,367
Total	886,222	1,114,988	1,046,664	157,490